December 9, 2024

Tsz Kin Wong
Chief Executive Officer
Powell Max Ltd
22/F., Euro Trade Centre
13-14 Connaught Road Central
Hong Kong

       Re: Powell Max Ltd
           Registration Statement on Form F-1
           Filed December 2, 2024
           File No. 333-283547
Dear Tsz Kin Wong:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Virginia Tam